**Exhibit 99.6**

**DENNIS J. "CHIP" WILSON**
**21 Water Street, Suite 600**
**Vancouver, British Columbia, Z4, V6B 1A1**

December 29, 2025

[NOMINEE]
[ADDRESS]

Re:  **lululemon athletica inc.**

Dear [Mr./Ms.][NOMINEE]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of lululemon athletica inc. (the "**Company**") in connection with the proxy solicitation that Dennis J. "Chip" Wilson and certain of his affiliates (collectively, "**Wilson**"), is considering undertaking to nominate and elect directors and to submit a business proposal to the Company's stockholders at the Company's upcoming annual meeting of stockholders or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "**Solicitation**"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter ("**Agreement**") will set forth the terms of our agreement.

Wilson agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Solicitation and any related transactions, irrespective of the outcome; *provided*, *however*, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; *provided*, *further*, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a "**Loss**").

In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Wilson prompt written notice, including through electronic submission, of such claim or Loss (provided that failure to promptly notify Wilson shall not relieve Wilson from any liability which it may have on account of this Agreement, except to the extent it shall have been materially prejudiced by such failure). Upon receipt of such written notice, Wilson will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for any Loss suffered by you and as incurred as provided herein. Wilson may not enter into any settlement of loss or claim without your consent, unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of Wilson, any confidential, proprietary or non-public information (collectively, "**Information**") of Wilson or its affiliates that you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by Wilson or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information, you may do so provided that you first promptly notify Wilson so that Wilson or any of its affiliates may seek a protective order or other appropriate remedy or, in Wilson's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or Wilson does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of Wilson, and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of Wilson and, upon the request of a representative of Wilson, all such information shall be returned or, Wilson's option, destroyed by you, with such destruction confirmed by you to Wilson in writing.

This Agreement shall be governed by the laws of the State of Delaware, without regard to the principles of the conflicts of laws thereof.

[*Signature Page Follows*]

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

**DENNIS J. "CHIP" WILSON**

_____

Dennis J. "Chip" Wilson

**ACCEPTED AND AGREED:**

_____

[NOMINEE]